December 15, 2017

John Reynolds, Assistant Director
Offices of Beverages, Apparel and Mining
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Dear Mr. Reynolds:

RE:	Nevsun Resources Ltd. Form 40-F for the Fiscal Year Ended December 31, 2016 Filed February 23, 2017 File No. 001-32405

This letter responds to your letter dated December 6, 2017 (the “December 6 Letter”) regarding Nevsun Resources Ltd.’s (the “Company”) annual report on Form 40-F for the fiscal year ended December 31, 2016.  Each of your comments from the December 6 Letter is set forth below in bold, followed by our related response in ordinary type.

1.	We note your disclosure of mineral resources for the Cukaru Peki deposit upper zone. Please tell us the price assumptions associated with your cut-off grade.

Response:

The Mineral Resource estimate for the Cukaru Peki deposit Upper Zone was prepared on behalf of the Company by SRK Consulting (UK) Ltd. (“SRK”) and published in a NI 43-101 Preliminary Economic Assessment dated March 2016 (“PEA”).  This Mineral Resource estimate was included in the Company’s annual report on Form 40-F.

The PEA economic model used a copper price of US$3.00/lb and a gold price of US$1,200/troy ounce.   For the Mineral Resource estimate, an uplift of 30% was applied to the PEA metal prices to reflect the reasonable prospects for eventual economic extraction in reporting mineral resources. The uplifted metal prices of US$3.90/lb copper and US$1,560/troy ounce gold were used to assess the breakeven metal grades using the PEA cash flow model.  This resulted in selecting 0.75% copper as a Mineral Resource cut-off grade.

2.	We note your disclosure of mineral reserves on page 46 for Bisha that contain 21.8 million tonnes with contained metal of 529.6 million pounds copper and 2.6 billion pounds zinc effective December 31, 2015. Additionally we note exhibit 99.1 of your 6-K filed on August 10, 2017 with reserves for Bisha of 9.6 million tons with contained metal of 221.6 million pounds of copper and 1.3 billion pounds of zinc effective December 31, 2016. Please provide us with a detailed reconciliation of your December 31, 2015 reserves to December 31, 2016 reserves.

Response:

In your comment 2 above, the figures referenced for mineral reserves at December 31, 2015 are incorrect as they reference only Probable mineral reserves, accidentally omitting Proven mineral reserves.  The total mineral reserves (Proven and Probable) effective December 31, 2015 disclosed on page 46 were 22.2 million tonnes with contained metal of 551.2 pounds copper and 2.6 billion pounds zinc.

NEVSUN  RESOURCES  LTD.
1750 - 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

John Reynolds, Assistant Director Offices of Beverages, Apparel and Mining US Securities and Exchange Commission December 15, 2017	Page 2

The mineral reserves for the Bisha Mine effective December 31, 2015 consist of ore from the Bisha pit, Harena pit, and surface stockpiles and have been reconciled to the mineral reserves estimate effective December 31, 2016 in the table below.  Brief narrative detailing each reconciling factor follows the table.

Sources of mineral reserves reduction in 2016

(Quantities in millions of tonnes or “Mt”)

Bisha Mine	Bisha pit	Harena pit	Stockpiles	Total
Reserves at Dec 31, 2015	19.67	1.02	1.49	22.18
a-Pit selection	(5.13)	-	-	(5.13)
b-Input parameters	(1.72)	1.21	-	(0.51)
c-Depletion	(2.11)	-	-	(2.11)
d-Resource model interpretation	(2.42)	-	(1.49)	(3.91)
e-Specific gravity	(0.94)	-	-	(0.94)
Reserves at Dec 31, 2016	7.35	2.23	0.00	9.59

a.	Pit Selection

In both the 2015 and 2016 mineral reserve updates, a series of pit shells with different sizes were identified as being technically and economically viable for the Bisha pit, and therefore available for inclusion in the computation of reserves for the Bisha Mine.

For 2015, the Bisha Mine selected a larger pit shell as the ultimate pit.

For 2016, the Bisha Mine selected a smaller pit as the ultimate pit which excluded some of the prior year’s reserves.  Company management chose the smaller pit due to its lower execution risks and preferred cash flow profile.   The larger pit would have required substantially greater quantity of waste movement in 2018 to 2021 (in order to access the additional ore) than the current mining fleet is capable of handling, requiring significant immediate investment in additional mining equipment that Company management was not prepared to make for the marginal positive economics of mining the additional ore in the larger pit.

b.	Input Parameters

Input parameters selected impact the net smelter return (“NSR”) computation of the mineral deposit.  The NSR comparison showed that the overall value of the Bisha pit experienced a 15% reduction in 2016.  The lower 2016 NSR values reduced mineral reserves for the Bisha pit in two ways:

a)	Reducing the size of the optimum pit shell; and

b)	Converting low-grade ore included in the 2015 reserve into waste for 2016.

The reduction in NSR for the Bisha pit is primarily the result of lower processing recovery rates and lower concentrate grades for both zinc and copper, respectively, based on new metallurgical and orebody knowledge of the Bisha pit acquired over the past year.

The reserves from the Harena pit increased from 2015 to 2016 mainly from improved metallurgical recovery rate assumptions for zinc supported by additional test-work conducted during the year on Harena pit samples.

NEVSUN  RESOURCES  LTD.
1750 - 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

John Reynolds, Assistant Director Offices of Beverages, Apparel and Mining US Securities and Exchange Commission December 15, 2017	Page 3

c.	Depletion

Based on the 2015 reserve model, 3.47 Mt of ore was mined in 2016. From this amount, 2.11 Mt was milled as supergene and “Primary” ore during 2016. The remaining 1.36 Mt of ore was converted into “Boundary” resources (and thus excluded from 2016 reserves) after further sampling and analysis.   “Boundary” is the classification assigned to Bisha pit material which contained economic grades of zinc and copper but exhibited poor flotation response (e.g. low recovery of metals) when processed through the plant utilizing the then-current plant design, reagent schemes, and operating parameters.

  See “Resource model interpretation” below for further discussion.

d.	Resource model interpretation

In the Company’s 2016 reserve model, some of the “Primary” mineral resources previously classified as reserves in 2015 were redefined as “Boundary” (or waste).

Based on information provided by plant trials, further resource modelling, and additional laboratory test-work, Boundary material was not considered economically recoverable (at the time) and hence, excluded from the 2016 reserve update.

This reclassification resulted in the removal of Boundary material contained in the Bisha pit and in surface stockpiles from reserves for the 2016 update.

e.	Specific Gravity (or Density)

Data routinely collected by grade control indicated a lower density in the upper part of the Bisha pit ore model. Therefore, the 2016 reserve model was adapted to reflect density increasing with depth by applying 4.0 tonne/metre3 from the 450 metre AMSL[1] elevation to 425 metre AMSL, and increasing the density by 0.1 tonne/metre3 for each 25 metre increase in depth to the 325 metre AMSL elevation where it is held constant at 4.5 tonne/metre3.

The 2015 reserve model used a fixed density of 4.5 tonne/ metre3.

3.	Please tell us why you do not update your mineral reserves to correspond to your fiscal year.

Response:

In response to comment 3, the Company respectfully acknowledges the mineral reserve estimates for its fiscal year 2016 were not finalized and disclosed until mid-2017.  This delay was specific to unique circumstances arising from the processing of Primary ore which only commenced in 2016.  We also respectfully note the delay was disclosed in the Company’s 40-F, specifically the Cautionary Note disclosure on page 2, as well as on pages 14 and 18 of the annual report.

Processing of Primary ore commenced in early June 2016 upon the start-up of the new zinc circuit in addition to the existing copper circuit that operated during the copper supergene phase.  Under the Primary phase, the processing plant was designed to treat Primary ore by sequentially floating a marketable copper concentrate in the copper circuit and a marketable zinc concentrate in the zinc circuit.  However, the mineralogical composition of the Primary ore for the Bisha pit has shown itself to be highly variable and the processing schemes under which the plant was designed did not achieve the targeted levels of processing recoveries originally anticipated for copper and zinc.

[1] Above mean sea level

NEVSUN  RESOURCES  LTD.
1750 - 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

John Reynolds, Assistant Director Offices of Beverages, Apparel and Mining US Securities and Exchange Commission December 15, 2017	Page 4

In this context, SRK’s Vancouver office assisted with the preparation of the 2016 mineral reserve estimate.  Several studies were conducted to define the basis for the reserve estimate, with the main challenge being the uncertainty in the processing recovery of Primary ore.  The most recent work was completed in June 2017, and used downgraded processing recovery factors that better reflected the actual mill performance.

The Company expects to complete the process for determining its reserve estimates for fiscal year 2017 earlier in 2018, and thus closer to the 2017 fiscal year-end.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at 604-623-4720 or Jim Moloney, Gibson, Dunn & Crutcher LLP at 949-451-4343.

Sincerely,

NEVSUN RESOURCES LTD.

“Ryan MacWilliam”

Ryan MacWilliam
Chief Financial Officer

cc:  James Moloney, Gibson, Dunn & Crutcher LLP

NEVSUN  RESOURCES  LTD.
1750 - 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com